GUGGENHEIM FUNDS DISTRIBUTORS, LLC

Statement of Financial Condition

December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48842

FACING PAGE

Information Required Pursuant to Section 17a-5, 17a-12 and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2021** (MM/DD/YY) AND ENDING **12/31/2021** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Guggenheim Funds Distributors, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
[X] Broker-Dealer [ ] Security-based swap dealer [ ] Major security-based swap participant

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

227 W. Monroe
(No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

PERSON TO CONTACT IN REGARD TO THIS FILING

Abbey Helmetag	**(312) 357-0303**	**Abbey.Helmetag@guggenheimpartners.com**
(Name)	(Area Code-Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

KPMG LLP
(Name – if individual, state last, first, middle name)

200 E. Randolph St.	**Chicago**	**IL**	**60601**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**185**
(Date of Registration with PCAOB) (if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Julie Jacques, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Guggenheim Funds Distributors, LLC (the Company), as of December 31, 2021, are true and correct. I further swear (or affirm) that neither the Company nor any partner, officer, director, or equivalent person, as ever the case may be, has any proprietary interest in any account classified solely as that of a customer.



Julie Jacques
Chief Financial Officer

Under relief provided by the Securities Exchange Commission, the Company is making this filing without notarization due to difficulties arising from the COVID-19 pandemic.

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GUGGENHEIM FUNDS DISTRIBUTORS, LLC

December 31, 2021

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Member and Management
Guggenheim Funds Distributors, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Guggenheim Funds Distributors, LLC (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2012.

Chicago, Illinois
February 25, 2022

GUGGENHEIM FUNDS DISTRIBUTORS, LLC

Statement of Financial Condition

December 31, 2021

Assets

Cash and cash equivalents	$	44,233,903
Cash segregated under federal regulations		100,000
Deposits with clearing organizations		3,241,671
Securities owned, at fair value		11,341,732
Due from broker-dealers and clearing organizations		8,134,725
Accounts receivable from contracts with customers		9,144,967
Due from Parent		24,919
Due from related parties		8,218,312
Fixed assets, net of accumulated depreciation of $113,978		15,028
Other assets		2,221,886
Total assets	$	86,677,143

Liabilities and Member's Equity

Liabilities

Due to customer	$	8,267,164
Accrued compensation		10,793,684
Accounts payable and other accrued liabilities		7,948,659
Due to related parties		887,860
Total liabilities		27,897,367
Member's equity		58,779,776
Total liabilities and member's equity	$	86,677,143

See accompanying notes to statement of financial condition.

GUGGENHEIM FUNDS DISTRIBUTORS, LLC

Notes to Statement of Financial Condition

December 31, 2021

(1) Organization and Nature of Business

Guggenheim Funds Distributors, LLC (the Company) acts as sponsor, portfolio supervisor and securities evaluator to various equity and fixed income unit investment trust portfolios. Additionally, the Company participates in the marketing and distribution of closed-end fund initial public offerings and supports the secondary market of the funds. The Company serves as the distributor of affiliated mutual funds and variable insurance trusts. The Company is a wholly owned subsidiary of Guggenheim Funds Services, LLC (the Parent). Guggenheim Capital, LLC (Guggenheim) is the ultimate parent of the Company.

In accordance with regulations under the Securities Exchange Act of 1934, the Company is registered as a broker-dealer with the Securities and Exchange Commission (the SEC) and is a registered investment adviser under the Investment Advisers Act of 1940. The Company is a clearing broker and a member of the Depository Trust and Clearing Corporation. The Company is also registered as a broker-dealer with the Financial Industry Regulatory Authority, Inc. (FINRA) and is a member of the Municipal Securities Rulemaking Board.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

(c) Securities Transactions

Securities transactions pending settlement are included net in due from broker-dealers and clearing organizations in the statement of financial condition. Investments in closed end funds and mutual funds are valued at quoted market close prices. Unit investment trusts are carried at their net asset value as described in note 3, *Fair Value Measurements*.

(d) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of 90 days or less. The Company maintains cash at federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

(e) Deposits with Clearing Organizations

Deposits with clearing organizations include cash on deposit with clearing organizations to meet margin requirements.

(f) ***Due from Broker-Dealers and Clearing Organizations and Due to Customer***

In its capacity as a sponsor of unit investment trusts, the Company records amounts due from broker-dealers and clearing organizations for unsettled sales transactions of securities and unit investment trusts. The Company also records amounts due to customer for unsettled purchase transactions of securities and unit investment trusts.

(g) ***Accounts Receivable from Customers***

Accounts receivable from customers consists primarily of evaluation and surveillance fees on unit investment trusts, distribution fees on closed-end and mutual funds and creation and development fees on unit investment trusts.

(h) ***Fixed Assets***

Furniture and equipment are recorded at cost, net of accumulated depreciation. Depreciation is recorded on a straight-line basis using estimated useful lives of the assets, ranging from five to seven years. Leasehold improvements are amortized over the lesser of the economic useful lives of the improvements or the term of the lease.

(i) ***Income Taxes***

The Company is organized as a Delaware limited liability company and treated as a disregarded entity for U.S. income tax purposes and has no federal tax liability. State tax liabilities are determined under individual state laws. The Company's income is included in the federal and state income tax returns of the tax regarded entity.

FASB ASC Topic 740-10, *Income Taxes* (ASC 740-10) requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2021. Further, as of December 31, 2021, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

(j) ***Unit-Based Compensation***

The Company accounts for unit-based compensation under ASC Topic 718, *Compensation – Stock Compensation* (ASC 718). Awards with graded vesting are treated as a single award (although the Company may value each tranche separately).

(3) Fair Value Measurements

Management estimates the fair value of financial instruments recognized in the statement of financial condition (including receivables, payables and accrued expenses), approximates their fair value. As such,

financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

ASC 820-10, *Fair Value Measurements and Disclosures* establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This guidance also addresses fair value of an instrument when the volume and level of activity for an asset or liability have decreased significantly and provides guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, and liquidity statistics, among other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company assesses its financial instruments on a quarterly basis to determine their appropriate classification within the fair value hierarchy. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels are deemed to occur at the end of the reporting period. There were no material transfers between the Company's Level 1, Level 2 and Level 3 classified instruments during the year ended December 31, 2021.

The Company did not own any financial assets or liabilities that would be considered Level 3 within the fair value hierarchy as of or during the year ended December 31, 2021.

The following table presents securities owned at fair value as of December 31, 2021:

Description		December 31, 2021		Quoted prices or identical assets in active markets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
Assets:								
Cash and cash equivalents								
Money market funds	$	3,924,044	$	3,924,044	$	—	$	—
Securities owned:								
Closed-end funds		330,168		330,168		—		—
Mutual funds		8,003,819		8,003,819		—		—
Variable insurance trust		2,348,945		—		2,348,945		—
Equity unit investment trusts		575,976		575,976		—		—
Investment measured at net asset value (1)		82,824		—		—		—
Total securities owned		11,341,732		8,909,963		2,348,945		
Total	$	15,265,776	$	12,834,007	$	2,348,945	$	—

(1) This represents a closed-end fund investment that is measured at fair value using the net asset value per share (or its equivalent) practical expedient that has not been categorized in the fair value hierarchy. The closed-end fund conducts quarterly tender offers, at the discretion of the Fund's Board of Trustees. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial condition.

Closed-end funds, mutual funds, variable insurance trusts and equity unit investment trusts are investments managed or sponsored by the Company or a related party.

(4)   Due from Broker-Dealers and Clearing Organizations

As of December 31, 2021, balances due from broker-dealers and clearing organizations consist of the following:

Securities failed-to-deliver/receive	$	(251,249)
Payable to broker-dealers and clearing organizations		(4,576,662)
Receivable from broker-dealers and clearing organizations		12,962,636
	$	8,134,725

(5) Fixed Assets

Fixed assets consisted of the following at December 31, 2021:

Furniture	$	22,309
Office equipment		77,600
Leasehold improvements		29,097
		129,006
Less accumulated depreciation		(113,978)
	$	15,028

(6) Commitments

The Company leases office space under both cancellable and noncancelable operating leases with terms up to three years, expiring in 2023, with certain renewal options for similar terms. In accordance with ASC 842, *Leases*, the Company's right of use asset and lease liabilities were each $171,491 and are included other assets and accounts payable and accrued liabilities, respectively, in the statement of financial condition.

The following table presents the undiscounted lease commitments of the Company's operating lease liabilities as of December 31, 2021:

2022	$	151,391
2023		33,975
Total	$	185,366

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under the contracts is not currently known as any such exposure would be based on future claims, which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

(7) Borrowings

In conjunction with the creation of fixed income unit investment trust portfolios, the Company obtains short-term financing by pledging its fixed income investment inventory as collateral to a major U.S. financial institution. The terms and conditions of the demand note permit the Company to receive up to 80% of the market value of the securities pledged. Repayment of principal occurs daily as the pledged securities are sold to the trustee of the unit investment trusts. No borrowings were outstanding under this demand note as of December 31, 2021.

(8) Revenues from Contracts with Customers

The timing of revenue recognition may differ from the timing of payments by customers. A receivable is recorded when revenue is recognized prior to payment and the Company has an unconditional right to

payment. The Company had receivables related to contracts with customers of $17,264,270 at December 31, 2021, of which $9,144,967 is included in accounts receivable from contracts with customers, and $8,119,303 is included in due from related parties in the statement of financial condition. There were no impairments related to these receivables during the year.

(9) Related Parties

As discussed herein, the Company has significant transactions with the Parent and related parties. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

(a) Sale of deferred services charge receivables

The Company records a deferred sales charge on sales of unit investment trust portfolios sponsored and supervised by the Company. These deferred amounts are received generally over a three to five-month period following the sale, of which receipt is guaranteed by the applicable unit investment trust. The Company sells its deferred sales charge receivables to the Parent at each month-end. At December 31, 2021, $24,919 is included in due from Parent in the statement of financial condition.

(b) Distribution arrangements

The Company has arrangements with certain related parties whereby the Company and related parties provide distribution services for mutual funds, closed-end funds and private placements. Additionally, the Company may pay a certain related party an administrative fee for services provided by the respective employees of the related party under these arrangements. At December 31, 2021, $8,119,303 is included in due from related parties in the statement of financial condition.

(c) Other related party arrangements

The Company has entered into arrangements with a related party whereby the related party provides investment advice to the Company in connection with the creation of certain unit investment trusts. In certain instances, the related party has discretionary authority to purchase securities on behalf of the Company. The related party does not currently charge a fee for these services.

The Company has a service agreement with certain related parties under which the following services are provided: premises; technology services, including hardware, software and telecommunications; corporate finance, including accounting, tax and planning; human resources and benefits administration; general administration; legal; and marketing.

The Company and its related parties may pay certain expenses on each other's behalf throughout the year in the normal course of business.

Net amounts due from or to related parties resulting from these arrangements were $99,009 included in due from related parties and $887,860 included in due to related parties in the statement of financial condition as of December 31, 2021.

(10) Off-Balance Sheet Credit and Concentration of Risk

The Company has no retail customers and only one customer under Rule 15c3-3 of the Securities Exchange Act of 1934. In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions, primarily the purchase and sale of unit investment trusts. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the unit investment trusts at a loss.

The Company is a clearing broker-dealer engaged in various trading, brokerage and investing activities with counterparties, which primarily include other broker-dealers, banks and financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, on an ongoing basis, the credit standing of each counterparty with which it conducts business.

The ongoing COVID-19 pandemic has significantly impacted global commercial and financial activities. Its eventual impact on the global economy and markets cannot now be determined. The Company will continue to monitor developments relating to COVID-19 and coordinate its operations response based on existing business continuity plans and on guidance from global health organizations, relevant governments, and general pandemic response best practices.

(11) Employee Benefit Plan

All participating employees are eligible to participate in the Guggenheim 401(k) plan.

(12) Unit-Based Compensation

Certain employees of the Company are awarded phantom units by Guggenheim as part of its plan to retain key employees. Guggenheim grants the awards under the Guggenheim Capital, LLC Global Phantom Equity Plan and the Guggenheim Capital, LLC Equity Compensation Plan (the Plans). Participants are credited with phantom units that track the value of common units of Guggenheim.

Participants also receive dividend distributions and liquidating distributions in cash, on a pari passu basis with Guggenheim's common units. Phantom awards issued as part of the Company's annual incentive compensation are equity classified awards granted by Guggenheim to Company personnel. The ultimate settlement of phantom units through conversion to Guggenheim common units or cash distributions is Guggenheim's obligation.

(13) Net Capital Requirements

The Company is subject to the net capital requirements of the SEC under Rule 15c3-1 (the Rule). The SEC requirements provide, among other items, that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. In addition, the Company has an agreement with its wholesalers that restricts the payment of compensation if such payment would cause the Company to not meet its minimum net capital requirements. The Rule requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. Net capital and the related net

capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital, as defined, of $38,304,961 which was $38,054,961 in excess of the minimum capital required to be maintained.

(14) Segregation of Funds for the Benefit of Customer

The Company is required, under Rule 15c3-3 of the Securities Exchange Act of 1934, to segregate assets equivalent to balances due to its customer.

At December 31, 2021, the Company holds segregated assets in excess of amounts required to be segregated. Cash of $100,000 has been segregated in a special reserve bank account for the exclusive benefit of its customer under Rule 15c3-3 and is included in cash segregated under federal regulations in the statement of financial condition.

(15) Subsequent Events

The Company has performed an evaluation of subsequent events through February 25, 2022 which is the date the statement of financial condition was available to be issued and, except as disclosed herein, did not identify any subsequent events, which would require adjustment to or disclosure in the statement of financial condition.